May 8, 2026

Sudhir Prem Srivastava
Chief Executive Officer
SS Innovations International, Inc.
405, 3rd Floor, iLabs Info Technology Centre
Udyog Vihar, Phase III
Gurugram, Haryana 122016, India

        Re: SS Innovations International, Inc.
            Registration Statement on Form S-3
            Filed May 01, 2026
            File No. 333-295501
Dear Sudhir Prem Srivastava:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Dale Bergman, Esq.